Exhibit 10.11

February 24th, 2009

Peter Barker

Dear Peter:

As you know, Visto Corporation (“Visto” or the “Company”) has entered into a Stock and Asset Purchase Agreement with Good Technology, Inc. (“Good”) and Motorola, Inc. (“Motorola”) dated as of February 19th, 2009, pursuant to which Visto will acquire from Motorola all of the outstanding Good shares of capital stock and certain Good assets (collectively, the “Transaction”). Contingent on the closing of the Transaction (the “Closing Date”), Visto hereby offers you employment on the following terms and conditions. Visto is pleased to offer you the position of Senior Vice President of Operations at Visto with a reporting date that is the first business day following the Closing Date. You will initially report to Brian A. Bogosian, Chairman, President & CEO.

Your base salary will be earned on a semi-monthly rate of $11,458.33, which is equivalent to $275,000, on an annual basis. For each year that Visto has adopted a bonus plan or agreement for employees at your level, you will be eligible to be considered for an annual incentive bonus based upon the achievement of certain objective or subjective criteria established by the Company’s Board of Directors (the “Board”) or any Compensation Committee of the Board and as set forth in a bonus plan or agreement from Visto. The target amount for any such annual incentive bonus will be up to 30% of your base salary. The determinations of the Board with respect to such bonus will be final and binding. You will not earn an incentive bonus unless you are employed by the Company on the date when such bonus is paid. For the avoidance of doubt, for any year in which Visto does not adopt a bonus plan or agreement for employees at your level, you will not be eligible to earn any bonus. In addition, subject to the approval of the Board, you will receive stock options to purchase 700,000 shares of Visto’s common stock at an exercise price per share determined by the Board on the date of option grant. The option will be subject to the terms and conditions of the applicable stock option agreement and the Company’s stock plan.

You will primarily work in the Dallas metropolitan area, although from time to time, as needed by the Company, you will travel to the Company’s office in California and other locations. The Company will pay on your behalf or reimburse to you your expenses associated with such travel in accordance with the Company’s reimbursement policy.

Visto will provide for severance benefits consisting of base pay, COBRA premiums and outplacement assistance (the “Transitional Severance Benefits”) in the same amounts as provided under the Motorola, Inc. Executive Severance Plan (the “Motorola Severance Plan”), and these Transitional Severance Benefits will be triggered by the same events and subject to the same conditions as under the Motorola Severance Plan. Your service with Motorola and Good will be counted for purposes of determining your Transitional Severance Benefits. The Transitional Severance Benefits will be available for three (3) months following the Closing Date. This means that you will be eligible to receive the Transitional Severance Benefits, should your employment be terminated in accordance with the requirements set forth in the Motorola Severance Plan at any time on or prior to the three-month anniversary of the Closing Date. You will also be eligible to receive the Transitional Severance Benefits should you resign for Good Reason (as defined below) within three (3) months following the Closing Date, provided that such resignation constitutes an involuntary separation, as defined in Treasury Regulation 1.409A-1(h), and you otherwise satisfy the conditions of the Motorola Severance Plan, including (without limitation) signing and not revoking a general waiver and release.

Following the three-month anniversary of the Closing Date, the Transitional Severance Benefits will no longer be available and you will be eligible for the severance benefits set forth in this paragraph and below. If you experience an involuntary separation, as defined in Treasury Regulation 1.409A-1(h) (a) by the Company for a reason that is other than for (i) Cause, as defined below, (ii) death or (iii) Permanent Disability, as defined below or (b) by you for Good Reason, as defined below (each, a “Separation”) and you satisfy the following Conditions, as defined below, by the Deadline, as defined below, then you will be entitled to the following benefits, as described in (a) and (b) below. To receive the benefits described below, you must execute (and do not revoke) a general release of claims (in a form prescribed by the Company) of all known and unknown claims that you may then have against the Company or persons affiliated with the Company and return all Company property (collectively, the “Conditions”), in each case within thirty (30) days after the Separation (the “Deadline”):

(a) The Company will pay you a lump sum amount equal to six (6) months of your then current base salary, provided that this amount will be reduced by the amount of any severance pay or pay in lieu of notice that you receive from the Company under a federal or state statute (including, without limitation, the WARN Act) (“Severance”). Your Severance will be paid within ten (10) business days following the last day of the Deadline. In no event will your Severance be paid on a date that is later than the later of (i) the fifteenth (15th) day of the third (3rd) month following the end of your first tax year in which your Separation occurs, and (ii) the fifteenth (15th) day of the third (3rd) month following the end of the Company’s first tax year in which your Separation occurs, as provided in Treasury Regulation Section 1.409A-1(b)(4). Notwithstanding the above, if the Severance does not qualify for any reason to be exempt from Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4) and you are deemed by the Company at the time of your Separation to be a “specified employee,” as defined in Code Section 409A, the Severance will not be paid until the date which is the first day of the seventh month after your Separation. Such deferral will only be effected to the extent required to avoid adverse tax treatment to you, including

(without limitation) the additional twenty percent (20%) federal tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral.

(b) If you elect to continue your health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) following the Separation, then the Company will pay the monthly premium under COBRA for you and your dependents (if applicable) until the earlier of (i) the close of the six-month period following the Separation or (ii) the expiration of your continuation coverage under COBRA.

“Cause” will mean (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) your material breach of any agreement between you and the Company, (c) your material failure to comply with the Company’s written policies or rules, (d) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) your gross negligence or willful misconduct, (f) your continuing failure to perform assigned duties after receiving written notification of the failure from the Company or (g) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

“Permanent Disability” will mean: your inability to perform the essential functions of your position with or without reasonable accommodation for a period of 120 consecutive days because of your physical or mental impairment.

The condition set forth in this paragraph will be considered “Good Reason” only if (i) you give the Company written notice of the condition described in this paragraph within thirty (30) days after the condition comes into existence; (ii) the Company fails to remedy the condition within thirty (30) days after receiving your written notice; and (iii) after the Company’s failure to remedy the condition within the previously described 30-day period, you resign from the Company within ninety (90) days after the condition has come into existence without your consent. “Good Reason” shall mean the unilateral relocation by the Company of your principal work place for the Company to a site that is outside of the Dallas metropolitan area.

Enclosed you will find a summary of current Company benefits, including the Company’s PTO policy. Your service with Motorola and Good will be counted for purposes of determining your accrual rate under the Company’s PTO policy. You will receive more detailed information about these during your new employee orientation. I am also enclosing some forms you will need to complete before your first day of work. You will be notified of the date and time when you should bring these completed documents to work so that they can be reviewed by Visto’s Human Resources manager. These are: the 1-9 form which documents your eligibility to work, the W-4 form, and the Proprietary Information and Assignment of Inventions Agreement.

With the exception of the provision for at will employment described below, Visto may modify, revoke, suspend or terminate any of the terms, plans, policies and/or procedures described in the employee handbook or as otherwise communicated to you, in whole or part, at any time, with or without notice.

Your employment with Visto Corporation is at will. This means that your terms and conditions of employment, including but not limited to termination, demotion, promotion, transfer, compensation, benefits, duties and location of work may be changed with or without Cause, for any or no reason, and with or without notice. Your status as an at-will employee cannot be changed by any statement, promise, policy, course of conduct, writing or manual unless except through a written agreement signed by the President of the company.

In accordance with standard Visto Corporation’s policy, this offer is contingent upon your completing and executing the enclosed Proprietary Information and Assignment of Inventions Agreement, and completing the standard new employee enrollment documentation before your first day of work.

You acknowledge and agree that the terms of your employment with Visto, as set forth herein, constitute employment terms that are substantially similar to your employment terms with Motorola immediately prior to the Closing Date and that such substantially similar employment terms from Visto would make you ineligible to receive severance benefits under the Motorola Severance Plan. To the fullest extent permitted by law, you hereby waive, release and promise never to assert any claims or causes of action, whether or not now known, against the Company, Motorola, Good or any of their predecessors, successors or past or present subsidiaries, affiliates or parents (collectively, the “Entities”) or the Entities’ stockholders, directors, officers or employees with respect to any matter related to your termination of employment from Motorola or your commencement of employment with Visto, including (without limitation) any claim based on the employment terms offered by Visto herein, any claim based on promissory estoppel, fraud or misrepresentation or any claim based on breach of contract or breach of the covenant of good faith and fair dealing.

I am looking forward to you joining the team and contributing to this exciting venture. You may indicate your acceptance of this offer by signing the acknowledgment below and returning it to me by Thursday, February 26th, 2009 at which time this offer expires if not previously accepted. If you have any questions or concerns, please do not hesitate to call.

Very truly yours,

/s/ Brian A. Bogosian

Brian A. Bogosian
Chairman, President & CEO
Visto Corporation

I accept the offer of employment as stated in this letter.

/s/ Peter Barker	3/4/09
Peter Barker	Date

Enclosures:

Duplicate Letter (for your files)

Proprietary Information and Assignment of Inventions Agreement

Visto Employee Benefits Summary

Employment Forms (1-9 & W-4)